

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
Harold Van Wart, Ph.D.
President and Chief Executive Officer
CymaBay Therapeutics, Inc.
3876 Bay Center Place
Hayward, CA 94545

> **Re: CymaBay Therapeutics, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed October 17, 2013**
> **File No. 000-55021**

Dear Dr. Van Wart:

We have reviewed your response to our prior comment letter to you dated October 3, 2013 and have the following additional comments.

Management's Discussion and Analysis of Financial Condition, page 61

Liquidity and Capital Resources, page 68

1. Please revise this section to describe the terms of the $10 million loan and security agreement entered into with Silicon Valley Bank and Oxford Finance LLC.

2. Please revise this section to provide the terms of the equity and loan facility entered into with the Johnson & Johnson Development Corporation. Also, please file a copy of the facility as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 70

3. We note your response to our prior comment 9 and find it unresponsive. For Alta BioPharma, please revise to disclose the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock listed in the table. To the extent Alta BioPharma is owned by other entities, we would expect that you identify the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock. For guidance, refer to Instruction 2 of Item 403 of Regulation S-K, Rule 13d-3 under the Exchange Act and Regulation S-K Compliance and Disclosure Interpretations Question 140.01.

You may contact Lyn Shenk at (202) 551-3380 or Dave Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
         Matthew Hemington, Esq.